Exhibit 99.1

NEWS RELEASE

Contact:
Paul Averback
Nymox Pharmaceutical Corporation
800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox Announces Additional $2.1 Million Equity Financing

HASBROUCK HEIGHTS, NJ (February 4, 2016) Nymox Pharmaceutical Corporation (NASDAQ:NYMX) announced today private placement equity investment of US$2.1 Million. The investment was at $2.00 per share with no warrants. The investment was made by long-term Nymox shareholders. The Company has now closed private placements totalling $3.4 Million since November 5.

Erik Danielsen, Nymox Chief Financial Officer, said "We are very pleased with this equity infusion in these market conditions. The Company has strong long-term supporters who are very excited about our business plans, and who share our enthusiasm about near-term milestones. We are particularly pleased to have raised $3.4 Million since November 5. This will allow the Company to continue to aggressively move our projects forward without delay."

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of fexapotide. Nymox undertakes no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2014, and its Quarterly Reports.